AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON

October 20, 2011

INVESTMENT COMPANY ACT FILE NO. 811-21630
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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

ISSUER TENDER OFFER STATEMENT
(PURSUANT TO SECTION 13(E)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934)
(AMENDMENT NO. 1)

NT ALPHA STRATEGIES FUND
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(NAME OF ISSUER)

NT ALPHA STRATEGIES FUND
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(NAMES OF PERSON(S) FILING STATEMENT)

INVESTMENT COMPANY COMMON INTERESTS
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(TITLE OF CLASS OF SECURITIES)

N/A
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(CUSIP NUMBER OF CLASS OF SECURITIES)
CRAIG CARBERRY
NT ALPHA STRATEGIES FUND
50 SOUTH LA SALLE STREET
CHICAGO, ILLINOIS 60603
(312) 630-6000
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S)
FILING STATEMENT)
_________________________________________
COPIES TO:
PHILIP H. HARRIS, ESQ.
SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE
NEW YORK, NEW YORK 10036

This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO of NT Alpha Strategies Fund (the "Fund") relating to an offer to purchase (the "Offer") up to $25,740,543.71 of common interests ("Interests") in the Fund or portions thereof pursuant to tenders by unitholders of the Fund ("Unitholders") at a price equal to the net asset value of Interests as of September 30, 2011 and originally filed with the Securities and Exchange Commission on July 22, 2011, constitutes the final amendment pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934.

The Offer terminated at 5:00 p.m., Central Time, on August 22, 2011 (the "Expiration Date"). Pursuant to the Offer, $7,167,404.49 of Interests were tendered and accepted by the Fund, at a net asset value of $7,167,404.49 as determined as of September 30, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NT ALPHA STRATEGIES FUND

By:	/s/ Margret E. Duvall
Margret E. Duvall
President